CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$100,000	$7.13

Reopening supplement no. 1 to pricing supplement no. 727 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Registration Statement No. 333-155535 Dated August 2, 2010 Rule 424(b)(2)

Structured Investments	$100,000† Buffered Return Enhanced Notes Linked to the S&P 500® Index due January 31, 2012

General

  The notes are designed for investors who seek a return of twice the appreciation of the S&P 500® Index up to a maximum total return on the notes of 18% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 31, 2012*
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof
  The purpose of this reopening supplement no. 1 to pricing supplement no. 727 is to offer additional notes with an aggregate principal amount of $100,000 which we refer to as the “reopened notes.” $4,188,000 aggregate principal amount of notes were originally issued on July 30, 2010, which we refer to as the “original notes.” The reopened notes will constitute a further issuance of, and will be consolidated with and form a single tranche with, the original notes.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 18%. For example, if the Index Return is equal to or greater than 9%, you will receive the Maximum Total Return on the notes of 18%, which entitles you to a maximum payment at maturity of $1,180 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 2)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level is equal to or declines from the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%)]
If the Ending Index Level declines from the Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on July 27, 2010 (the pricing date for the original notes), which was 1113.84.
Ending Index Level:	The Index closing level on the Observation Date.
Reopening Pricing Date:	August 2, 2010, which is the date on which the reopened notes were priced
Settlement Date:	For the reopened notes, on or about August 4, 2010
Observation Date:	January 26, 2012*
Maturity Date:	January 31, 2012*
CUSIP:	48124AVJ3
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page RS-2 of this reopening supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this reopening supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

† The notes offered hereby, which we refer to as the “reopened notes,” constitute a further issuance of, and will be consolidated with and form a single tranche with, the $4,188,000 aggregate principal amount of our Buffered Return Enhanced Notes Linked to the S&P 500® Index due January 31, 2012, originally issued on July 30, 2010, which we refer to as the “original notes.” The reopened notes will have the same CUSIP as the original notes and will trade interchangeably with the original notes. References to the “notes” will collectively refer to the reopened notes and the original notes. After the issuance of the reopened notes, the aggregate principal amount of the outstanding notes of this tranche will be $4,288,000.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$20	$980

Total	$100,000	$2,000	$98,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 2, 2010

Additional Terms Specific to the Notes

You should read this reopening supplement no. 1 to pricing supplement no. 727 together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This reopening supplement, together with the documents listed below, contains the terms of the notes, supplements the pricing supplement related hereto dated July 27, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
   http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf
  Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this reopening supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as the original notes and the reopened notes.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 18%, or a maximum payment at maturity of $1,180 for every $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Index on the downside by virtue of the 10% buffer and you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 39-A-VI.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	RS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 18%, regardless of the appreciation in the Index, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this reopening supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	RS-2

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this reopening supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1110 and reflect the Maximum Total Return of 18%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the graph and examples on the following page have been rounded for ease of analysis.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	RS-3

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed in the table on the previous page (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

Buffered Return Enhanced Notes Linked to the S&P 500® Index
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1110 to an Ending Index Level of 1165.50. Because the Ending Index Level of 1165.50 is greater than the Initial Index Level of 1110 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 18%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 1110 to an Ending Index Level of 999. Although the Index Return is negative, because the Ending Index Level of 999 is less than the Initial Index Level of 1110 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1110 to an Ending Index Level of 1332. Because the Ending Index Level of 1332 is greater than the Initial Index Level of 1110 and the Index Return of 20% multiplied by 2 exceeds the Maximum Total Return of 18%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1110 to an Ending Index Level of 777. Because the Index Return is negative and the Ending Index Level of 777 is less than the Initial Index Level of 1110 by more than the Buffer Amount of 10%,the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the Index decreases from the Initial Index Level of 1110 to an Ending Index Level of 0. Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1110 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	RS-4

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 7, 2005 through July 30, 2010. The Index closing level on July 30, 2010 was 1101.60. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	RS-5